UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLC Systems Inc.

File No. 1-11388 - CF#25221

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      PLC Systems Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10- Q filed on May 15, 2007.

      Based on representations by **PLC Systems Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through May 15, 2013

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Todd K. Schiffman
                Assistant Director